
IMPERIAL

1 May 2003



Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of an announcement concerning the Expiry of Options lodged with the Australian Stock Exchange Limited on 11 July 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 ○ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ○ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/07/2003

TIME: 15:37:23

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Expiry of 31 July 2003 Options

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



IMPERIAL

11 July 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

NOTICE OF EXPIRY OF 31 JULY 2003 OPTIONS

The Company has on issue 177,064,309 listed options (IMPOB) exercisable on or before 31 July 2003. Each option held entitles the holder to acquire one fully paid ordinary share in the issued capital of the Company at an exercise price of 20 cents per share.

Official quotation of these options on the Australian Stock Exchange Limited ("ASX") will cease on 24 July 2003.

There is no obligation upon Optionholders to exercise their options.

The market sale price of ordinary fully paid shares in Imperial on ASX was .06 cents on 10 July 2003, being the last day the shares were traded on ASX prior to the date of this notice.

During the three months proceeding the date of this notice:

- the highest market sale price on ASX was .8 cents on 13 May 2003
- the lowest market sale price was .3 cents on 30 June 2003.

Any options not exercised by their expiry date will lapse and all rights under the options will cease.

Should Optionholders have any questions concerning the exercise of these options please contact David Hughes, Company Secretary (Tel. (02) 9251 1846).

Yours faithfully

David Hughes
Secretary

Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

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